John L. Sullivan
Senior Vice President, General
Counsel and Secretary
Legal Affairs
Imation Corp.
1 Imation Way, Discovery-2D-04
Oakdale, MN 55128

651-704-3831 telephone
651-704-4412 fax
jlsullivan@imation.com
October 26, 2007
Kathleen Krebs
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

RE:	Imation Corp.
Definitive Schedule 14A
Filed March 21, 2007
File No. 1-14310
Dear Ms. Krebs:
On behalf of Imation Corp. (Imation or the Company), this letter is in reply to your comment letter dated September 27, 2007 with respect to the above-referenced Definitive Schedule 14A (or 2007 Proxy Statement). Our responses are set forth below following the text of each comment contained in your letter.
Compensation Discussion and Analysis, page 18
Comment No. 1
Please disclose more specifically the roles of both of your compensation consultants in your compensation processes and decisions. For example, disclose the material elements of the instructions or directions you provided each consultant with respect to the performance of the consultant’s duties. See Regulation S-K Item 407(e)(3)(iii).
Response:
We will provide additional disclosure in our 2008 Proxy Statement regarding the role of the compensation consultant in the Compensation Committee’s processes and decisions, including the material elements of the instructions or directions provided to the consultant with respect to the performance of its duties. Please note that the Compensation Committee has only used one compensation consultant at a time. As disclosed in our 2007 Proxy Statement on pages 18 and 24, the Compensation Committee used Towers Perrin as its compensation consultant in 2006, and David Hofrichter of Buck Consultants (and now at Hewitt Associates) was chosen to be the Compensation Committee’s compensation consultant in 2007.
Comment No. 2
You disclose on page 19 that, in “ensuring the appropriate mix of compensation linked to individual and corporate performance,” the compensation committee seeks the advice and input of the compensation consultant which “compares the compensation of executive officers at Imation to a group of peer companies approved by the Committee.” Throughout your Compensation Discussion and Analysis, you also refer to base salaries, bonuses and equity awards paid by your peer group as considerations in the committee’s or the board’s determination of your named executive officers’ base salaries, bonuses and equity awards. As it appears that the committee’s use of the market information may be benchmarking for purposes of Regulation S-K Item 402(b)(2)(xiv), please identify the benchmarked companies. Provide specific benchmark targets for total and individual elements of compensation. Please disclose the actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.
Response:
As disclosed on page 19 of our 2007 Proxy Statement, in 2006 the Compensation Committee’s compensation consultant used their large blend of high tech companies from the PSE High Tech Index and general industry comparable companies with similar annual revenues as a reference for the Compensation Committee in determining executive compensation. Given the large number of companies considered by the compensation consultant, no individual company was material in the analysis. Moreover, specifically identifying each company considered by the compensation consultant was impractical. As disclosed on page 24 of our 2007 Proxy Statement, in 2007, the compensation consultant used a group of 18 peer companies. That group of companies will be disclosed in the 2008 Proxy Statement. The Compensation Committee has made modifications in the peer company group for 2008, and we will disclose that group in our 2008 Proxy Statement as well.
In 2006, the Compensation Committee reviewed the peer group data from the 25th, 50th and 75th percentiles of total compensation as reference points in its decision making process for executive compensation, but did not use a specific target relating to the peer group when setting executive compensation. In 2007, the Compensation Committee formulated a specific range of targets for overall compensation (not individual elements of compensation) and documented Company specific factors to review in determining executive compensation. In our 2008 Proxy Statement, we will disclose those targets (and the fact that there are no targets for individual elements of compensation) and the Company specific factors that are used in determining executive compensation. We will also disclose aggregate compensation comparison to target as appropriate. Where the individual compensation differs from the target, we feel it would be inappropriate to comment on an individual by individual basis. (For further detail, see our response to Comment No. 3 below.)

Comment No. 3
You disclose on page 19 that, in determining compensation, the compensation committee considers “all elements of an executive’s compensation package” and that you use “base salary to recognize individual performance, level of responsibility and scope and complexity of the position of the executive officers.” On page 21, you make similar statements about the individually-tailored considerations the compensation committee makes in determining equity awards, and you disclose on page 22 that “reward[ing] performance” was a factor for the committee’s determination to increase 2006 compensation in some manner. Throughout your Compensation Discussion and Analysis, please disclose more specifically how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 402(b) (2)(vii).
Response:
In our 2008 Proxy Statement, we will provide additional disclosure regarding the general factors considered by the Compensation Committee in making executive compensation decisions. We do not intend to describe individual performance reviews of our named executive officers. We believe that individual performance reviews are not material to investors and that such disclosure would provide information related to key initiatives, succession planning and management effectiveness that could put the Company at a competitive disadvantage. In addition, disclosure of non-financial aspects of an individual’s evaluation, such as areas for improvement, could significantly undercut the individual’s effectiveness within the Company and damage their reputation more broadly.
Comment No. 4
The summary compensation table on page 26 and other disclosure in Compensation Discussion and Analysis show that Mr. Henderson’s salary and equity compensation each are significantly higher than the other named executive officers’ salary and equity compensation. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policies or decision-making regarding the executives’ compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.
Response:
To the extent that any of our named executives officers have compensation that is significantly higher than the other named executive officers, we will disclose in our 2008 Proxy Statement the general factors that led to that determination.
Comment No. 5
You describe various severance payment arrangements you have with the named executive officers on page 23 and in the section starting on page 33. Please discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Response:
We will disclose in our 2008 Proxy Statement the process by which the Compensation Committee determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. We will also disclose how these arrangements fit into our overall compensation objectives and affect the decisions we made regarding other compensation elements.
Compensation of Executive Officers, page 26
Employment and Severance Agreements, page 33
Comment No. 6
Please summarize the pertinent definitions of “change of control” so that shareholders may understand when payment provisions will be triggered.
Response:
The pertinent definitions of “change of control” will be summarized in our 2008 Proxy Statement so that shareholders may understand when payment provisions will be triggered.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe our responses set forth above are responsive to the staff’s comments. If you have any additional questions or would like to discuss this further, please feel free to call me at (651) 704-3831.
Sincerely,
/s/ John L. Sullivan
John L. Sullivan
Senior Vice President, General Counsel and Secretary